SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FORD MOTOR COMPANY

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

345370860

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee

$170,000,000	$6,681

(1)	Estimated for purposes of calculating the filing fee only. Transaction value derived by multiplying 20,000,000 shares of the subject company (number of shares sought) by $8.50 (the tender offer price per share).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,681	Filing Party:	Tracinda Corporation
Kirk Kerkorian

Form or Registration Number: Schedule TO	Date Filed:	May 9, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole stockholder of Tracinda, with the United States Securities and Exchange Commission on May 9, 2008 and as previously amended on May 23, 2008, May 30, 2008, and June 10, 2008 (as previously amended, the “Schedule TO”), relating to the tender offer by Tracinda to purchase up to 20,000,000 shares of common stock, par value $0.01 per share (the “Shares”), of Ford Motor Company, a Delaware corporation (“Ford” or the “Company”), at a purchase price of $8.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2008 (the “Offer to Purchase”), and in the related letter of transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or in the Schedule TO.

This Amendment is filed to satisfy the reporting requirements of Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.
Item 8.	Interest in the Securities of the Subject Company.
Item 11.	Additional Information.

Items 4, 8 and 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

On June 13, 2008, Tracinda issued a press release, attached hereto as Exhibit (a)(1)(M), announcing the final results of the Offer that expired on June 9, 2008. The information set forth in such press release is incorporated herein by reference.

Item	12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(M) Press Release issued on June 13, 2008.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2008

TRACINDA CORPORATION
A Nevada corporation

By:	/S/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Secretary and Treasurer

KIRK KERKORIAN

By:	/S/ ANTHONY L. MANDEKIC
	Name:	Anthony L. Mandekic
	Title:	Attorney-in-fact*

*	Power of Attorney filed as Exhibit (i) to the Schedule

TO of Tracinda Corporation and Kirk Kerkorian on

May 9, 2008.

EXHIBIT INDEX

Exhibit	Description

(a)(1)(M)	Press Release issued on June 13, 2008.